UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Grupo Televisa, S.A.B. (File No. 333-164595) filed on January 29, 2010.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 03	YEAR: 2010
GRUPO TELEVISA, S.A.B.

BALANCE SHEETS
AS OF SEPTEMBER 30, 2010 AND 2009
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s01	TOTAL ASSETS	119,485,350	100	110,053,971	100

s02	CURRENT ASSETS	58,327,222	49	53,239,167	48
s03	CASH AND AVAILABLE INVESTMENTS	31,288,728	26	28,733,811	26
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	10,065,775	8	9,134,056	8
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	4,651,964	4	3,893,638	4
s06	INVENTORIES	5,589,271	5	5,505,896	5
s07	OTHER CURRENT ASSETS	6,731,484	6	5,971,766	5
s08	LONG-TERM ASSETS	5,793,273	5	6,058,866	6
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	1,830,089	2	2,505,834	2
s11	OTHER INVESTMENTS	3,963,184	3	3,553,032	3
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	37,441,998	31	31,236,885	28
s13	LAND AND BUILDINGS	17,109,793	14	16,811,391	15
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	46,175,693	39	37,873,386	34
s15	OTHER EQUIPMENT	6,783,198	6	4,772,719	4
s16	ACCUMULATED DEPRECIATION	35,011,844	29	30,314,584	28
s17	CONSTRUCTION IN PROGRESS	2,385,158	2	2,093,973	2
s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	10,924,987	9	11,413,195	10
s19	OTHER ASSETS	6,997,870	6	8,105,858	7

s20	TOTAL LIABILITIES	70,371,361	100	61,701,579	100

s21	CURRENT LIABILITIES	15,033,754	21	10,069,341	16
s22	SUPPLIERS	8,234,224	12	5,806,028	9
s23	BANK LOANS	870,000	1	534,247	1
s24	STOCK MARKET LOANS	907,388	1	0	0
s103	OTHER LOANS WITH COST	430,186	1	154,655	0
s25	TAXES PAYABLE	874,320	1	607,202	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	3,717,636	5	2,967,209	5
s27	LONG-TERM LIABILITIES	40,318,212	57	36,519,011	59
s28	BANK LOANS	7,968,080	11	8,712,775	14
s29	STOCK MARKET LOANS	31,925,577	45	26,731,435	43
s30	OTHER LOANS WITH COST	424,555	1	1,074,801	2
s31	DEFERRED LIABILITIES	9,870,390	14	8,821,759	14
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	5,149,005	7	6,291,468	10

s33	STOCKHOLDERS' EQUITY	49,113,989	100	48,352,392	100

s34	NONCONTROLLING INTEREST	6,708,614	14	6,452,228	13
s35	CONTROLLING INTEREST	42,405,375	86	41,900,164	87
s36	CONTRIBUTED CAPITAL	14,567,803	30	14,567,803	30
s79	CAPITAL STOCK	10,019,859	20	10,019,859	21
s39	PREMIUM ON ISSUANCE OF SHARES	4,547,944	9	4,547,944	9
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	27,837,572	57	27,332,361	57
s42	RETAINED EARNINGS AND CAPITAL RESERVES	32,795,402	67	31,111,635	64
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	935,440	2	781,911	2
s80	SHARES REPURCHASED	(5,893,270)	(12)	(4,561,185)	(9)

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	31,288,728	100	28,733,811	100
s46	CASH	31,288,728	100	28,733,811	100
s47	AVAILABLE INVESTMENTS	0	0	0	0

s07	OTHER CURRENT ASSETS	6,731,484	100	5,971,766	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	1,521	0	9,146	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	6,729,963	100	5,962,620	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	10,924,987	100	11,413,195	100
s48	DEFERRED EXPENSES (NET)	7,815,263	72	5,189,612	45
s49	GOODWILL	3,109,724	28	6,223,583	55
s51	OTHER	0	0	0	0

s19	OTHER ASSETS	6,997,870	100	8,105,858	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	956,577	14	1,933,206	24
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	6,041,293	86	6,172,652	76

s21	CURRENT LIABILITIES	15,033,754	100	10,069,341	100
s52	FOREIGN CURRENCY LIABILITIES	6,776,603	45	4,829,605	48
s53	MEXICAN PESOS LIABILITIES	8,257,151	55	5,239,736	52

s26	OTHER CURRENT LIABILITIES WITHOUT COST	3,717,636	100	2,967,209	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	54,662	1	0	0
s89	ACCRUED INTEREST	530,288	14	445,716	15
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	2,667,187	72	2,119,194	71
s105	BENEFITS TO EMPLOYEES	465,499	13	402,299	14

s27	LONG-TERM LIABILITIES	40,318,212	100	36,519,011	100
s59	FOREIGN CURRENCY LIABILITIES	31,253,227	78	27,019,011	74
s60	MEXICAN PESOS LIABILITIES	9,064,985	22	9,500,000	26

s31	DEFERRED LIABILITIES	9,870,390	100	8,821,759	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	9,870,390	100	8,821,759	100

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	5,149,005	100	6,291,468	100
s66	DEFERRED TAXES	1,593,955	31	2,284,430	36
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	455,013	9	412,822	7
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	3,100,037	60	3,594,216	57

s79	CAPITAL STOCK	10,019,859	100	10,019,859	100
s37	CAPITAL STOCK (NOMINAL)	2,368,792	24	2,368,792	24
s38	RESTATEMENT OF CAPITAL STOCK	7,651,067	76	7,651,067	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	32,795,402	100	31,111,635	100
s93	LEGAL RESERVE	2,135,423	7	2,135,423	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	25,601,085	78	24,157,206	78
s45	NET INCOME FOR THE YEAR	5,058,894	15	4,819,006	15

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	935,440	100	781,911	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(1,294,708)	(138)	(1,064,669)	(136)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(96,264)	(10)	137,368	18
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	2,326,412	249	1,709,212	219

BALANCE SHEETS
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	43,293,468	43,169,826
s73	PENSIONS AND SENIORITY PREMIUMS	1,659,904	1,645,247
s74	EXECUTIVES (*)	41	39
s75	EMPLOYEES (*)	24,437	22,377
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	325,571,448,306	329,188,519,335
s78	REPURCHASED SHARES (*)	20,970,377,025	17,353,305,996
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON-CONSOLIDATED COMPANIES	223	973,892

(*) THESE CONCEPTS ARE STATED IN UNITS.

STATEMENTS OF INCOME
FROM JANUARY 1 TO SEPTEMBER 30, 2010 AND 2009
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	41,365,769	100	37,189,067	100
r02	COST OF SALES	22,349,531	54	19,577,494	53
r03	GROSS PROFIT	19,016,238	46	17,611,573	47
r04	GENERAL EXPENSES	8,104,452	20	6,749,825	18
r05	OPERATING INCOME (LOSS)	10,911,786	26	10,861,748	29
r08	OTHER INCOME AND (EXPENSE), NET	91,901	0	(356,352)	0
r06	INTEGRAL RESULT OF FINANCING	(2,324,378)	(6)	(2,056,383)	(6)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	(188,221)	(0)	(590,741)	(2)
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	8,491,088	21	7,858,272	21
r10	INCOME TAXES	2,693,529	7	2,240,060	6
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	5,797,559	14	5,618,212	15
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	CONSOLIDATED NET INCOME	5,797,559	14	5,618,212	15
r19	NONCONTROLLING INTEREST NET INCOME	738,665	2	799,206	2
r20	CONTROLLING INTEREST NET INCOME	5,058,894	12	4,819,006	13

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	41,365,769	100	37,189,067	100
r21	DOMESTIC	35,944,541	87	31,375,803	84
r22	FOREIGN	5,421,228	13	5,813,264	16
r23	TRANSLATED INTO DOLLARS (***)	429,874	1	430,580	1

r08	OTHER INCOME AND (EXPENSE), NET	91,901	100	(356,352)	100
r49	OTHER INCOME AND (EXPENSE), NET	102,832	112	(349,187)	98
r34	EMPLOYEES' PROFIT SHARING, CURRENT	10,412	11	8,003	(2)
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	519	1	(838)	0

r06	INTEGRAL RESULT OF FINANCING	(2,324,378)	100	(2,056,383)	100
r24	INTEREST EXPENSE	2,690,267	(116)	2,339,897	(114)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	741,535	(32)	781,002	(38)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(375,646)	16	(497,488)	24
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	2,693,529	100	2,240,060	100
r32	INCOME TAX, CURRENT	2,550,175	95	2,219,149	99
r33	INCOME TAX, DEFERRED	143,354	5	20,911	1

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	50,645,130	46,707,039
r37	TAX RESULT FOR THE YEAR	8,522,670	5,844,315
r38	NET SALES (**)	56,529,203	51,660,665
r39	OPERATING INCOME (**)	15,206,906	15,620,610
r40	CONTROLLING INTEREST NET INCOME (**)	6,247,031	7,661,363
r41	NET CONSOLIDATED INCOME (**)	6,762,044	8,578,428
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	4,640,234	3,557,255

(**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS.

QUARTERLY STATEMENTS OF INCOME
FROM JULY 1 TO SEPTEMBER 30, 2010 AND 2009
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	14,771,015	100	13,149,757	100
rt02	COST OF SALES	7,846,780	53	6,646,766	51
rt03	GROSS PROFIT	6,924,235	47	6,502,991	49
rt04	GENERAL EXPENSES	2,772,775	19	2,507,245	19
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	4,151,460	28	3,995,746	30
rt08	OTHER INCOME AND (EXPENSE), NET	311,687	2	(60,965)	(0)
rt06	INTEGRAL RESULT OF FINANCING	(650,161)	(4)	(516,667)	(4)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(120,681)	0	(142,076)	(1)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	3,692,305	25	3,276,038	25
rt10	INCOME TAXES	1,233,632	8	906,872	7
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,458,673	17	2,369,166	18
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,458,673	17	2,369,166	18
rt19	NET INCOME OF MINORITY INTEREST	263,460	2	355,112	3
rt20	NET INCOME OF MAJORITY INTEREST	2,195,213	15	2,014,054	15

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	14,771,015	100	13,149,757	100
rt21	DOMESTIC	12,812,842	87	11,182,842	85
rt22	FOREIGN	1,958,173	13	1,966,915	15
rt23	TRANSLATED INTO DOLLARS (***)	156,366	1	138,626	1

rt08	OTHER INCOME AND (EXPENSE), NET	311,687	100	(60,965)	100
rt49	OTHER INCOME AND (EXPENSE), NET	315,714	101	(58,060)	95
rt34	EMPLOYEES' PROFIT SHARING, CURRENT	4,232	1	1,912	(3)
rt35	EMPLOYEES' PROFIT SHARING, DEFERRED	(205)	(0)	993	(2)

rt06	INTEGRAL RESULT OF FINANCING	(650,161)	100	(516,667)	100
rt24	INTEREST EXPENSE	920,717	(142)	721,820	(140)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	183,307	(28)	173,028	(33)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	87,249	(13)	32,125	(6)
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	1,233,632	100	906,872	100
rt32	INCOME TAX, CURRENT	1,206,516	98	939,629	104
rt33	INCOME TAX, DEFERRED	27,116	2	(32,757)	(4)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,636,748	1,195,021

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
MAIN CONCEPTS
(Thousands of Mexican Pesos)
Final Printing
CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount
	OPERATING ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	8,491,088	7,858,272
e02	+ (-) ITEMS NOT REQUIRING CASH	581,534	633,705
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	4,359,853	4,195,900
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	2,280,178	2,411,701
e05	CASH FLOW BEFORE INCOME TAX	15,712,653	15,099,578
e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(5,764,291)	(6,823,576)
e07	NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	9,948,362	8,276,002

	INVESTING ACTIVITIES
e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(4,094,462)	(4,981,528)
e09	CASH IN EXCESS (REQUIRED) FOR FINANCING ACTIVITIES	5,853,900	3,294,474

	FINANCING ACTIVITIES
e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(4,518,194)	(9,574,592)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,335,706	(6,280,118)
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(51,428)	(92,131)
e13	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	30,004,450	35,106,060
e14	CASH AND CASH EQUIVALENTS AT END OF PERIOD	31,288,728	28,733,811

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
ANALYSIS OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
Final Printing
CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

e02	+ (-) ITEMS NOT REQUIRING CASH	581,534	633,705
e15	+ ESTIMATES FOR THE PERIOD	461,111	621,295
e16	+ PROVISIONS FOR THE PERIOD	-	-
e17	+ (-) OTHER UNREALIZED ITEMS	120,423	12,410

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	4,359,853	4,195,900
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD *	4,640,234	3,557,255
e19	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND
	EQUIPMENT	-	-
e20	+ IMPAIRMENT LOSS	-	-
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	188,221	590,741
e22	(-) DIVIDENDS RECEIVED	-	-
e23	(-) INTEREST INCOME	-	-
e24	(-) + OTHER ITEMS	(468,602)	47,904

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	2,280,178	2,411,701
e25	+ ACCRUED INTEREST	2,417,758	2,149,583
e26	+ (-) OTHER ITEMS	(137,580)	262,118

e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(5,764,291)	(6,823,576)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	7,926,250	8,428,566
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	388,456	(350,828)
e29	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(778,083)	(2,129,642)
e30	+ (-) INCREASE (DECREASE) IN SUPPLIERS	457,951	(520,609)
e31	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(11,079,569)	(10,235,757)
e32	+ (-) INCOME TAXES PAID OR RETURNED	(2,679,296)	(2,015,306)

e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(4,094,462)	(4,981,528)
e33	- PERMANENT INVESTMENT IN SHARES	(438,129)	(753,689)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	1,120,212	-
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(7,587,958)	(3,798,923)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	143,679	95,973
e37	- INVESTMENT IN INTANGIBLE ASSETS	(446,499)	(389,026)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	-	-
e39	- OTHER PERMANENT INVESTMENTS	-	-
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	-	-
e41	+ DIVIDEND RECEIVED	-	-
e42	+ INTEREST RECEIVED	-	-
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO
	THIRD PARTIES	(64,894)	-
e44	+ (-) OTHER ITEMS	3,179,127	(135,863)

e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(4,518,194)	(9,574,592)
e45	+ BANK FINANCING	20,000	-
e46	+ STOCK MARKET FINANCING	-	-
e47	+ OTHER FINANCING	150,000	-
e48	(-) BANK FINANCING AMORTIZATION	(643,333)	(2,285,783)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	-	-
e50	(-) OTHER FINANCING AMORTIZATION	(116,111)	(102,601)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-	-
e52	(-) DIVIDENDS PAID	-	(5,183,020)
e53	+ PREMIUM ON ISSUANCE OF SHARES	-	-
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-
e55	- INTEREST EXPENSE	(2,352,091)	(2,143,644)
e56	- REPURCHASE OF SHARES	(1,004,369)	(47,706)
e57	+ (-) OTHER ITEMS	(572,290)	188,162

* IN CASE THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT, IT WILL HAVE TO EXPLAIN IN NOTES.

RATIOS
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
P

	YIELD
p01	NET INCOME TO NET SALES	14.02%		15.11%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	13.77%		17.74%
p03	NET INCOME TO TOTAL ASSETS (**)	5.66%		7.79%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%		77.72%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	0.00%		0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.47	times	0.47	times
p07	NET SALES TO FIXED ASSETS (**)	1.51	times	1.65	times
p08	INVENTORIES TURNOVER (**)	5.43	times	4.91	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	57	days	57	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.20%		8.56%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	58.90%		56.06%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.43	times	1.28	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	54.04%		51.62%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	107.68%		116.91%
p15	OPERATING INCOME TO INTEREST PAID	4.06	times	4.64	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.80	times	0.84	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.88	times	5.29	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	3.51	times	4.74	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.83	times	0.86	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	208.12%		285.36%

 (**) FOR THESE RATIOS, THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

DATA PER SHARE
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$0.02		$0.02

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$0.00		$0.00

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00		$0.00

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS
	PER COMMON SHARE (**)	$0.02		$0.03

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS)
	PER SHARE (**)	$0.00		$0.00

d08	CARRYING VALUE PER SHARE	$0.13		$0.13

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$0.00		$0.02

d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares

d11	MARKET PRICE TO CARRYING VALUE	3.14	times	3.36	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	21.38	times	18.42	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES 1
CONSOLIDATED
Final Printing

S03:  CASH AND AVAILABLE INVESTMENTS
INCLUDES CASH AND CASH EQUIVALENTS FOR PS.30,190,485 AND S.27,936,359 AS OF SEPTEMBER 30, 2010 AND 2009, RESPECTIVELY.

S07:  OTHER CURRENTS ASSETS
INCLUDES TEMPORARY INVESTMENTS FOR PS.5,411,349 AND PS.4,476,582 AS OF SEPTEMBER 30, 2010 AND 2009, RESPECTIVELY.

S31:  DEFERRED LIABILITIES
INCLUDES PS.8,815,735  AND PS.8,001,546 AS OF SEPTEMBER 30, 2010 AND 2009, RESPECTIVELY, OF A SHORT-TERM NATURE.

(1)  THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DERIVATIVE FINANCIAL INSTRUMENTS 1
CONSOLIDATED
Final Printing

    PLEASE REFER TO OUR FORM 6-K FILED ON OCTOBER 27, 2010.

(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED
Final Printing
							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	111,175,450,615	0	111,175,450,615	0	819,434	0
B	0.00000	0	51,268,635,989	0	51,268,635,989	0	382,758	0
D	0.00000	0	81,563,680,851	0	81,563,680,851	0	583,300	0
L	0.00000	0	81,563,680,851	0	0	81,563,680,851	583,300	0
TOTAL			325,571,448,306	0	244,007,767,455	81,563,680,851	2,368,792	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION:	325,571,448,306

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED AND REPRESENTS THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE FROM 20 TO 5 CPOS, REPRESENTING EACH GDS.

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVES DATA

BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	DIRECTOR
NAME:	MICHAEL LARSON

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	FRANCISCO JOSÉ CHÉVEZ ROBELO

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

POSITION:	DIRECTOR
NAME:	LORENZO ALEJANDRO MENDOZA GIMÉNEZ

POSITION:	DIRECTOR
NAME:	PEDRO CARLOS ASPE ARMELLA

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	RAÚL MORALES MEDRANO

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES

CONSOLIDATED
Final Printing

			NUMBER	%
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	CABLESTAR, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	57,195,341	15.40
2	CORPORATIVO VASCO DE QUIROGA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	110,639,433	100.00
3	CVQ ESPECTACULOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	17,816,698	100.00
4	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,080,182	90.25
5	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,869,306,000	100.00
6	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,072,110	99.52
7	EN VIVO US HOLDING, LLC	PROMOTION AND DEVELOPMENT OF COMPANIES	1	100.00
8	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	5,162,811,261	100.00
9	GRUPO DISTRIBUIDORAS INTERMEX, S.A. DE C.V.	DISTRIBUTION OF BOOKS AND MAGAZINES	272,600,905	100.00
10	GRUPO TELESISTEMA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	24,957,165	100.00
11	KAPA CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,959,228	100.00
12	KASITUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	99.90
13	MULTIMEDIA TELECOM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	99.90
14	MULTIMEDIA CTI, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	99.90
15	PAXIA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,770,809	100.00
16	PROMO-INDUSTRIAS METROPOLITANAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	5,622,730	100.00
17	SOMOS TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	99.90
18	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF RADIO PROGRAMMING	76,070,313	50.00
19	TELEPARABOLAS, S.L.	TV CABLE COMMERCIALIZATION	1,500	100.00
20	TELESISTEMA MEXICANO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	497	99.40
21	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	1,677,000	95.72
22	TELEVISA ENTERPRISES, INC	PROMOTION AND DEVELOPMENT OF COMPANIES	5,000	100.00
23	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,390,573	100.00
23	TELEVISA USA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	49	98.00
24	TELEVISION INDEPENDIENTE DE MEXICO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	68,117,396	100.00
25	TSM CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,069,791	100.00

    OBSERVATIONS:
    THE INDICATED PERCENTAGE REPRESENTS THE DIRECT SHARE OF GRUPO TELEVISA S.A.B. IN EACH COMPANY.

ANALYSIS OF INVESTMENTS IN SHARES
ASSOCIATES

CONSOLIDATED
Final Printing
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE

1	ARRETIS, S.A.P.I. DE C.V.	MUTUAL FUND DISTRIBUTION COMPANY	99,758	40.84	3,547	21
2	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	33,000,000	30.00	137,000	53,921
3	CENTROS DE CONOCIMIENTO TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	19,806
4	COMUNICABLE, S.A. DE C.V.	TRANS. DE TV POR CABLE	1	50.00	16,918	56,242
5	COMUNICABLE DE VALLE HERMOSO, S.A. DE C.V.	TRANS. DE TV POR CABLE	1	50.00	4,019	12,996
6	CORPORATIVO TD SPORTS, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	53,807	49.00	53,807	51,537
7	DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A. DE C.V.	PRODUCTION OF ANIMATED CARTOONS	1,735,560	48.99	4,384	843
8	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	2,418
9	ENDEMOL LATINO, N.A., LLC	COMMERCIALIZATION OF TELEVISION PROGRAMMING	1	49.00	3,308	6,179
10	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	1,081
11	GESTORA DE INVERSIONES AUDIOVISUALES LA SEXTA, S.A.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	11,243,896	40.52	4,089,153	744,318
12	GRUPO TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I. DE C.V.	TELECOM	16,667	33.33	350,000	427,000
13	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	447,047
14	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	4,124,986	15.00	412	6,680
	TOTAL INVESTMENT IN ASSOCIATES				5,812,654	1,830,089
	OTHER PERMANENT INVESTMENTS					3,963,184
	TOTAL				5,812,654	5,793,273

    OBSERVATIONS:
   THE INDICATED PERCENTAGE REPRESENTS THE DIRECT SHARE OF GRUPO TELEVISA S.A.B. IN EACH COMPANY.

CREDITS BREAKDOWN
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
CREDIT TYPE / INSTITUTION	WITH FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
	INSTITUTION	CONTRACT	DATE	RATE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74						2,100,000
INBURSA, S.A.	NA	10/22/2004	4/23/2012	10.35	500,000		1,000,000
SANTANDER SERFIN	NA	4/21/2006	4/21/2016	TIIE+.24						1,400,000
BANCO MERCANTIL DEL NORTE, S.A.	NA	1/16/2005	10/14/2010	7.10%	50,000
BANCO MERCANTIL DEL NORTE, S.A.	NA	8/16/2005	10/14/2010	7.10%	300,000
AF BANREGIO, S.A. DE C.V.	NA	8/23/2010	11/19/2010	7.91	20,000
JP MORGAN CHASE BANK, NA.	YES	12/21/2007	12/21/2012	3MLIBOR+.525										2,837,520
JP MORGAN CHASE BANK, NA.	YES	12/1/2007	12/19/2012	3MLIBOR+.600										630,560

OTHER
TOTAL BANKS					870,000	-	1,000,000	-	-	3,500,000	-	-	-	3,468,080	-	-
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93						4,500,000
HOLDERS	YES	9/14/2001	9/13/2011	8.41								907,388
HOLDERS	YES	3/11/2002	3/11/2032	8.94												3,783,360
HOLDERS	YES	3/18/2005	3/18/2025	6.97												7,566,720
HOLDERS	YES	5/6/2008	5/15/2018	6.31												6,305,600
HOLDERS	YES	11/15/2005	11/15/2015	9.86												2,203,177
HOLDERS	YES	11/23/2009	1/15/2040	6.97												7,566,720
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	4,500,000	0	907,388	0	0	0	27,425,577
SUPPLIERS
VARIOUS	NA	9/30/2010	9/30/2011		0	3,346,475	0	0	0	0
VARIOUS	YES	9/30/2010	9/30/2011								0	4,887,749	0	0	0	0
TOTAL SUPPLIERS					0	3,346,475	0	0	0	0	0	4,887,749	0	0	0	0

OTHER LOANS WITH COST
(S103 AND S30)

VARIOUS	NA	6/1/2009	8/1/2013	VARIOUS	18,813	183,636	39,566	25,419	0	0
VARIOUS	YES	5/1/2007	11/15/2022	VARIOUS							54,598	173,139	254,371	37,572	17,346	50,281
TOTAL OTHER LOANS WITH COST					18,813	183,636	39,566	25,419	-	0	54,598	173,139	254,371	37,572	17,346	50,281

OTHER CURRENT LIABILITIES
WITHOUT COST (S26)
VARIOUS	NA				0	3,068,114
VARIOUS	YES										0	649,522
TOTAL CURRENT LIABILITIES WITHOUT COST					0	3,068,114	-	-	-	-	-	649,522	-	-	-	-

TOTAL					888,813	6,598,225	1,039,566	25,419	-	8,000,000	54,598	6,617,798	254,371	3,505,652	17,346	27,475,858

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

$12.6112	PESOS PER U.S. DOLLAR
0.0257	PESOS PER CHILEAN PESO

IT DOESN'T INCLUDE LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF S25 TAXES PAYABLE) OF PS.104,207 AND PS.770,213, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing
	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

MONETARY ASSETS	2,298,772	28,990,273	187,287	2,361,914	31,352,187

LIABILITIES POSITION	3,105,876	39,168,823	116,508	1,469,306	40,638,129

SHORT-TERM LIABILITIES POSITION	424,306	5,351,008	113,042	1,425,595	6,776,603

LONG-TERM LIABILITIES POSITION	2,681,570	33,817,815	3,466	43,711	33,861,526

NET BALANCE	(807,104)	(10,178,550)	70,779	892,608	(9,285,942)

NOTES

MONETARY  ASSETS INCLUDE  U.S.$38,595 THOUSAND OF LONG-TERM HELD-TO-MATURITY INVESTMENTS AND U.S.$227,621 THOUSAND OF AVAILABLE-FOR-SALE INVESTMENTS. Of  WHICH U.S.$47,621 THOUSAND ARE RELATED TO CHANGES IN FAIR VALUE, WITH THE FOREIGN EXCHANGE GAIN OR LOSS ACCOUNTED FOR AS ACCUMULATED OTHER COMPREHENSIVE INCOME.

(1)   THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.	12.6112	PESOS PER U.S. DOLLAR
	17.1865	PESOS PER EURO
	12.2701	PESOS PER CANADIAN DOLLAR
	3.1846	PESOS PER ARGENTINEAN PESO
	0.6626	PESOS PER URUGUAYAN PESO
	12.6112	PESOS PER PANAMANIAN BALBOA
	0.0257	PESOS PER CHILEAN PESO
	0.0069	PESOS PER COLOMBIAN PESO
	4.5201	PESOS PER PERUVIAN NUEVO SOL
	12.8114	PESOS PER SWISS FRANC
	2.9328	PESOS PER STRONG BOLIVAR
	7.3630	PESOS PER BRAZILIAN REAL
	19.8222	PESOS PER STERLING LIBRA
	1.8889	PESOS PER CHINESE YUAN

THE FOREIGN CURRENCY OF LONG-TERM LIABILITIES FOR PS.33,861,526 IS REPORTED AS FOLLOWS:

REF. S27	LONG-TERM LIABILITIES	PS.	31,253,227
REF. S69	OTHER LONG-TERM LIABILITIES	PS.	2,608,299

DEBT INSTRUMENTS
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG - TERM DEBT SECURITIES

THE AGREEMENTS OF THE  U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$71.9 MILLION SENIOR NOTES ARE OUTSTANDING AS OF SEPTEMBER 30, 2010), U.S.$500 MILLION SENIOR NOTES, U.S.$600 MILLION SENIOR NOTES, U.S.$300 MILLION SENIOR NOTES, PS. 4,500 MILLION SENIOR NOTES, AND U.S.$600 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2011, 2018, 2025, 2032, 2037 AND 2040, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

THE AGREEMENT OF THE U.S.$175 MILLION SENIOR NOTES, ISSUED BY CABLEMÁS, S.A. DE C.V. ("CABLEMÁS"), WITH MATURITY IN 2015, CONTAINS CERTAIN COVENANTS THAT LIMIT  THE ABILITY OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS,  RESTRICTED PAYMENTS, DIVIDENDS, INVESTMENTS, ASSET SALES, AND CERTAIN MERGERS AND CONSOLIDATIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT SEPTEMBER 30, 2010, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)
TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED, BUILDING,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATIONS FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCAST STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS.	0	0
RADIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCAST STATIONS.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

NOTES

MAIN RAW MATERIALS

CONSOLIDATED
Final Printing
MAIN RAW	MAIN SUPPLIERS	ORIGIN	DOM. SUBST.	COST PRODUCTION (%)

PROGRAMS AND FILMS	CHURUBUSCO,
S.A. DE
	C.V.	DOMESTIC
CINEMATO
GRAFICA,
RODRIGUEZ,
S.A. DE
	C.V.	DOMESTIC
CIMA
FILMS, S.A.
	DE C.V.	DOMESTIC
CINEMATO-
GRAFICA
CALDERON,
	S.A.	DOMESTIC
CINEMATOGRAFICA
FILMEX,
S.A. DE
	C.V.	DOMESTIC
DIRSOL
S.A. DE
	C.V.	DOMESTIC
DISTRIBUI-
DORA
ROMARI,
S.A. DE
	C.V.	DOMESTIC
ESTUDIO
MEXICO
FILMS,
	S.A. DE C.V.	DOMESTIC
FILMADORA
MEXICANA,
	S.A.	DOMESTIC
GUSSI, S.A.
	DE C.V.	DOMESTIC
PAEZ
CREATIVOS,
	S.A. DE C.V.	DOMESTIC
PELICULAS
Y VIDEOS
INTERNACIO
NALES, S.A.
	DE C.V.	DOMESTIC
PRODUCCIONES
MATOUK,
S.A.
	C.V.	DOMESTIC
OTHER
ALFRED
HABER
DISTRIBUTION,
	INC.	FOREIGN	NO
ALLIANCE ATLAN-
TIS INTERNATIONAL
	DISTRIBUTION	FOREIGN	NO
BUENAVISTA
INTERNATIONAL,
	INC.	FOREIGN	NO
CBS
STUDIOS,
	INC.	FOREIGN	NO
DW
(NETHERLANDS)
	BV	FOREIGN	NO
GUINNESS
WORLD
RECORDS
	LIMITED	FOREIGN	NO
INDEPENDENT
INTERNATIONAL
	TELEVISION, INC.	FOREIGN	NO
METRO GOLDWYN
MAYER INTERNATI
	ONAL	FOREIGN	NO
MTV NETWORKS
A DIVISION OF
	VIACON, INT.	FOREIGN	NO
PARAMOUNT
PICTURES
	GLOBAL	FOREIGN	NO
RCN
	TELEVISION, INC.	FOREIGN	NO
SONY PICTURES
TELEVISION
	INTERNATIONAL	FOREIGN	NO
TELEMUNDO
TELEVISION
	STUDIOS, LLC.	FOREIGN	NO
TOEI
ANIMATION
	CO, LTD.	FOREIGN	NO
TWENTIETH
CENTURY
FOX
	INTERNATIONAL	FOREIGN	NO
UNIVERSAL
STUDIOS INTER-
	NATIONAL, LLC.	FOREIGN	NO
WARNER BROS.
INTERNATIONAL
	TELEVISION	FOREIGN	NO
OTHER
COAXIAL CABLE RG
MAYA 60	NACIONAL DE
CONDUCTORES,
	S.A. DE C.V.	DOMESTIC
HILTI BOLT	HILTI MEXICANA,
	S.A. DE C.V.	FOREIGN	NO
TWO OUTLET DEVICE AC 200	TVC CORPORATION	FOREIGN	YES
COUCHE PAPER	PAPELERA
LOZANO,
	S.A.	DOMESTIC
PAPELES
	PLANOS	DOMESTIC
POCHTECA
	PAPEL, S.A	DOMESTIC
ABASTECE
DORA LUMEN,
	S.A.	DOMESTIC
CELUPAL
	INTERNACIONAL	DOMESTIC
PAPEL,
	S.A.	DOMESTIC
PAPELERA
PROGRESO,
	S.A.	DOMESTIC
	STORAM ENSON	FOREIGN	NO
	BULKLEY DUNTON	FOREIGN	NO
	ALBACROME	FOREIGN	YES
CENTRAL
NATIONAL
	GOTTESMAN	FOREIGN	NO
ABITIBI
	BOWATER, INC.	FOREIGN	YES
PAPER AND IMPRESSION	SERVICIOS
PROFESIONALES
DE
	IMPRESION	DOMESTIC
METROCOLOR,
	S.A.	DOMESTIC
REPRODU-
CCIONES
FOTOME-
CANICAS,
	S.A.	DOMESTIC
PRODUCTORA CO-
MERCIALIZADORA Y
EDITORES DE LI-
	BROS , S.A. DE C.V.	DOMESTIC
LITOGRAFICA
MAGNO
GRAF,
	S.A.	DOMESTIC
WORLD
COLOR
	MEXICO, S.A.	DOMESTIC
OFFSET
MULTICOLOR,
	S.A. DE C.V.	DOMESTIC
IMPRESORA
Y EDITORA
INFAGON,
	S.A.	DOMESTIC
PRO-OFFSET EDI-
	TORIAL, LTDA.	FOREIGN	YES
EDITORA
	GEMINIS, S.A.	FOREIGN	YES
	EDITORES, S.A.	FOREIGN	YES
EDITORIAL
LA PATRIA,
	S.A.	FOREIGN	YES
PRINTER COLOM-
	BIANA, S.A.	FOREIGN	YES
	RR DONNELLEY	FOREIGN	NO
GRUPO
OP
GRAFICAS,
	S.A.	FOREIGN	YES
AGSTROM
	GRAPHICS	FOREIGN	YES
QUEBECOR
WORLD
BOGOTA,
	S.A.	FOREIGN	YES
	ALBACROME, INC.	FOREIGN	YES
	MAHINA, LTDA.	FOREIGN	YES

NOTES

SALES DISTRIBUTION BY PRODUCT

SALES

CONSOLIDATED
Final Printing
MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN
	VOLUME (THOUSANDS)	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(907,366)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	4	15,336,676			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
					BIMBO, S.A. DE C.V.
					DANONE DE MEXICO, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					SABRITAS, S. DE R.L. DE C.V.
					MARCAS NESTLE, S.A. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					GENOMMA LAB INTERNACIONAL, S.A. DE C.V.
OTHER INCOME		109,997			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		1,414,768			T.V. CABLE DE PROVINCIA, S.A. DE C.V.
					CABLEVISION DE SALTILLO, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					CABLEVISION RED, S.A.
					TELECABLE DEL ESTADO DE MEXICO, S.A. DE C.V.
					TVI NACIONAL, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
ADVERTISED TIME SOLD		410,969			EL PALACIO DE HIERRO, S.A DE C.V.
					TOYOTA MOTORS SALE DE MEXICO, S. DE R.L. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
					SUAVE Y FACIL, S.A. DE C.V.
					HERSHEY MEXICO, S. DE R.L. DE C.V.
					COMBE DE MEXICO, S. DE R.L. DE C.V.
					MARCAS NESTLE, S.A DE C.V.
					ELI LILLY Y COMPAÑÍA DE MEXICO, S.A. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	29,202	431,112		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				TU MAGAZINE
				SOY AGUILA MAGAZINE
				MUY INTERESANTE MAGAZINE
				DISNEY PRINCESAS
				SKY VIEW MAGAZINE
				ATREVETE A SOÑAR MAGAZINE
				COCINA FÁCIL MAGAZINE
PUBLISHING		486,808			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					WATA GROUP, S.A. DE C.V.
					FORD MOTOR COMPANY, S.A. DE C.V.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					MARY KAY COSMETICS DE MEXICO, S.A. DE C.V.
					VOLKSWAGEN DE MEXICO, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L. DE C.V.
OTHER INCOME		37,871			VARIOUS
SKY :
DTH BROADCAST SATELLITE		7,398,492		SKY	SUBSCRIBERS
PAY PER VIEW		181,651
CHANNEL COMMERCIALIZATION		142,411			KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
					HERSHEY MEXICO, S. DE R.L. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A. DE C.V.
					SIGMA ALIMENTOS COMERCIAL, S.A. DE C.V.
CABLE AND TELECOM:
DIGITAL SERVICE		4,250,650		CABLEVISION, CABLEMAS Y TVI	SUBSCRIBERS
INTERNET SERVICES		1,497,875
SERVICE INSTALLATION		33,309
PAY PER VIEW		54,035			HERSHEY MEXICO, S. DE R.L. DE C.V.
CHANNEL COMMERCIALIZATION		202,604			KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
TELEPHONY		1,104,716			L.G. ELECTRONICS MEXICO, S.A. DE C.V.
TELECOMMUNICATIONS		1,184,597
OTHER		99,891
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		90,768			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					CINEMAS LUMIERE, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					LATIN AMERICA MOVIE THEATRES, S.A. PI DE C.V.
					CINEMARK DE MEXICO, S.A. DE C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		511,916		CLUB DE FUTBOL AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES		220,977		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					MYALERCOM, S.A.
					IUSACELL, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
GAMING		1,215,246		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		331,492			PEGASO, PCS, S.A. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					PROPIMEX, S.A. DE C.V.
					TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					CERVEZAS CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION:	6,550	103,075		HOLA MEXICO MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				WWE LUCHA LIBRE AMERICANA MAGAZINE	DEALERS
				MAESTRA PREESCOLAR MAGAZINE	COMMERCIAL CENTERS (MALLS)
				MI REVISTA MINA
				TV NOTAS MAGAZINE
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(10,605)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		213,670			INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
OTHER INCOME		200,309			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		401,768			DIRECTV LATIN AMERICA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV CHILE TELEVISION
					DIRECTV ARGENTINA TELEVISION
					ECHOESTAR
ADVERTISING TIME SOLD		60,663			MERCURY MEDIA
					BJ GLOBAL DIRECT. INC.
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		2,064,615		TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
				TELEVISA	TELEARTE, S.A.
				TELEVISA	RCN TELEVISION, S.A.
PUBLISHING:
MAGAZINE CIRCULATION	36,331	663,390		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		666,005			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		650,872		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		215,281			SUBSCRIBERS

OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		73,677		CLUB DE FUTBOL AMERICA
PUBLISHING DISTRIBUTION:	11,344	220,894		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				PUZZLECRUCI MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				CASAS MAGAZINE, EL MUEBLE MAGAZINE
				RALLY CONTROL MAGAZINE
				MATERIA PRIMA MAGAZINE
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		690			WARNER BROS ENTERTAINMENT, INC.
TOTAL		41,365,769

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES

CONSOLIDATED
Final Printing

	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
	(THOUSANDS)
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		73,152	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
OTHER INCOME		196,734	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		287,173	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		2,064,615	UNITED STATES OF AMERICA	TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
			CENTRAL AMERICA	TELEVISA	TELEARTE, S.A.
			CARIBBEAN	TELEVISA	RCN TELEVISION, S.A.
			EUROPE	TELEVISA
			SOUTH AMERICA	TELEVISA
			AFRICA	TELEVISA
			ASIA	TELEVISA
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		73,677	UNITED STATES OF AMERICA	CLUB DE FUTBOL AMERICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		690	UNITED STATES OF AMERICA		WARNER BROS ENTERTAINMENT, INC.

INTERSEGMENT ELIMINATIONS		(5,022)
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		140,518	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
OTHER		3,575
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		114,595	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
ADVERTISING TIME SOLD		60,663			MERCURY MEDIA
					BJ GLOBAL DIRECT, INC.
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PUBLISHING:
MAGAZINE CIRCULATION	36,331	663,390	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	GENTE MAGAZINE	DEALERS
			PANAMA	PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		666,005			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		650,872	CENTRAL AMERICA	SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		215,281	UNITED STATES OF AMERICA		SUBSCRIBERS

OTHER BUSINESSES:
PUBLISHING DISTRIBUTION	11,344	220,894	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	PUZZLECRUCI MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				CASAS MAGAZINE
				EL MUEBLE MAGAZINE
				RALLY CONTROL MAGAZINE
				MATERIA PRIMA MAGAZINE
INTERSEGMENT ELIMINATIONS		(5,583)
TOTAL	47,675	5,421,229

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)

CONSOLIDATED
Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT SEPTEMBER 30, 2010 INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR-DENOMINATED PROJECTS:

EQUIPMENT OF THE CABLE TELEVISION
NETWORK	U.S.$	426.5	U.S.$	214.0	50%

INFORMATION TECHNOLOGY PROJECTS		37.6		22.2	59%

MEXICAN PESO-DENOMINATED PROJECTS:

GAMING BUSINESS PROJECTS	PS.	744.2	PS.	513.3	69%

INFORMATION TECHNOLOGY PROJECTS		27.0		22.5	83%

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)

CONSOLIDATED
Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

BEGINNING ON JANUARY 1, 2008, FOR NON-MEXICAN SUBSIDIARIES AND AFFILIATES OPERATING IN A LOCAL CURRENCY ENVIRONMENT, ASSETS AND LIABILITIES ARE TRANSLATED INTO MEXICAN PESOS AT YEAR-END EXCHANGE RATES, AND RESULTS OF OPERATIONS AND CASH FLOWS ARE TRANSLATED AT AVERAGE EXCHANGE RATES PREVAILING DURING THE YEAR.  RESULTING TRANSLATION ADJUSTMENTS ARE ACCUMULATED AS A SEPARATE COMPONENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS IN CONSOLIDATED STOCKHOLDERS´ EQUITY. ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES THAT USE THE MEXICAN PESO AS A FUNCTIONAL CURRENCY ARE TRANSLATED INTO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE FOR MONETARY ASSETS AND LIABILITIES, AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, WITH THE RELATED ADJUSTMENT INCLUDED IN THE CONSOLIDATED STATEMENT OF INCOME AS INTEGRAL RESULT OF FINANCING.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
Final Printing

MEXICO CITY, D.F., OCTOBER 21, 2010—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR THIRD QUARTER 2010. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (MEXICAN FRS).

THE FOLLOWING INFORMATION SETS FORTH A CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009, IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE OF NET SALES THAT EACH LINE REPRESENTS AND THE PERCENTAGE CHANGE WHEN COMPARING 2010 WITH 2009:

CONSOLIDATED NET SALES

CONSOLIDATED NET SALES INCREASED 12.3% TO PS.14,771 MILLION IN THIRD QUARTER 2010 COMPARED WITH PS.13,149.8 MILLION IN THIRD QUARTER 2009. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN OUR CABLE AND TELECOM, TELEVISION BROADCASTING, SKY, PAY TELEVISION NETWORKS, AND PROGRAMMING EXPORTS SEGMENTS, AND WAS PARTIALLY OFFSET BY A DECREASE IN THE SALES OF OUR OTHER BUSINESSES AND PUBLISHING SEGMENTS.

CONTROLLING INTEREST NET INCOME

CONTROLLING INTEREST NET INCOME INCREASED 9% TO PS.2,195.2 MILLION IN THIRD QUARTER 2010 COMPARED WITH PS.2,014.1 MILLION IN THIRD QUARTER 2009. THE NET INCREASE OF PS.181.1 MILLION REFLECTED PRIMARILY I) A PS.372.7 MILLION FAVORABLE VARIANCE IN OTHER EXPENSE, NET RESULTING IN OTHER INCOME, NET OF PS.311.7 MILLION; II) A PS.155.8 MILLION INCREASE IN OPERATING INCOME; III) A PS.21.3 MILLION FAVORABLE VARIANCE IN EQUITY IN RESULTS OF AFFILIATES, NET; AND IV) A PS.91.6 MILLION DECREASE IN NON-CONTROLLING INTEREST NET INCOME. THESE FAVORABLE VARIANCES WERE OFFSET BY I) A PS.326.8 MILLION INCREASE IN INCOME TAXES; AND II) A PS.133.5 MILLION INCREASE IN INTEGRAL COST OF FINANCING.

THIRD-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS THIRD-QUARTER RESULTS ENDED SEPTEMBER 30, 2010 AND 2009, FOR EACH OF OUR BUSINESS SEGMENTS. RESULTS FOR THIRD QUARTER 2010 AND 2009 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS:

TELEVISION BROADCASTING

THIRD-QUARTER SALES INCREASED 7.1% TO PS.5,860.5 MILLION COMPARED WITH PS.5,471.9 MILLION IN THIRD QUARTER 2009. THIS INCREASE REFLECTS ADDITIONAL ADVERTISING SALES DERIVED FROM PROGRAMS PRODUCED AROUND THE REMAINING EIGHT SOCCER WORLD CUP MATCHES TRANSMITTED IN JULY, AS WELL AS STRONG RATINGS GENERATED BY NOVELAS SUCH AS SOY TU DUEÑA AND LLENA DE AMOR, AND REALITY SHOWS SUCH AS DÉCADAS. UPFRONT DEPOSITS REPRESENTED 80.8% OF REVENUES DURING THE QUARTER AND THE REMAINING WERE SALES IN THE SPOT MARKET. THIS FIGURE COMPARES WITH 82.1% IN THIRD QUARTER 2009.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 4% TO PS.2,805.2 MILLION COMPARED WITH PS.2,696.5 MILLION IN THIRD QUARTER 2009; THE MARGIN WAS 47.9%. THE INCREASE IN COSTS AND EXPENSES IS EXPLAINED MAINLY BY NON-RECURRENT CHARGES SUCH AS THE COST OF THE SOCCER WORLD CUP AND THE PRODUCTION OF PROGRAMS RELATED TO THE 200 ANNIVERSARY OF THE MEXICAN INDEPENDENCE AND THE 100 ANNIVERSARY OF THE MEXICAN REVOLUTION. YEAR TO DATE THE MARGIN HAS DECREASED 123 BASIS POINTS COMPARED WITH THE SAME PERIOD LAST YEAR.
PAY TELEVISION NETWORKS
PAY TELEVISION NETWORKS

THIRD-QUARTER SALES INCREASED 17.7% TO PS.809.6 MILLION COMPARED WITH PS.687.9 MILLION IN THIRD QUARTER 2009. THE INCREASE WAS DRIVEN BY HIGHER REVENUES FROM CHANNELS SOLD IN MEXICO, HIGHER ADVERTISING SALES, AND THE CONTINUED SUCCESS OF TELEVISA DEPORTES NETWORK (“TDN”), OUR SPORTS NETWORK. AS OF SEPTEMBER 30, 2010 AND THROUGH OUR CABLE AND DTH AFFILIATES WORLDWIDE, OUR PAY TELEVISION NETWORKS BUSINESS REACHED 25 MILLION SUBSCRIBERS CARRYING AN AVERAGE OF 5.2 TELEVISA PAY-TV CHANNELS EACH. THIS IS EQUIVALENT TO A TOTAL REVENUE GENERATING UNIT (“RGU”) BASE OF 132 MILLION. THE GROWTH IN RGUS WAS DRIVEN BY STRONG DEMAND OF WELL-PERFORMING CHANNELS SUCH AS CLASICO TV AND GOLDEN LA IN ARGENTINA AND COLOMBIA, RESPECTIVELY.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 3.7% TO PS.412.9 MILLION COMPARED WITH PS.398 MILLION IN THIRD QUARTER 2009, AND THE MARGIN WAS 51%. THIS MARGIN DECLINE REFLECTS HIGHER SALES THAT WERE PARTIALLY OFFSET BY COSTS AND EXPENSES OF PS.68.1 MILLION RELATED TO TDN AND FOROTV, LAUNCHED IN AUGUST 2009 AND FEBRUARY 2010, RESPECTIVELY.

PROGRAMMING EXPORTS

THIRD-QUARTER SALES INCREASED 2% TO PS.771.1 MILLION COMPARED WITH PS.755.8 MILLION IN THIRD QUARTER 2009. THIS IS ATTRIBUTABLE TO AN INCREASE IN ROYALTIES FROM UNIVISION, FROM US$38 MILLION IN THIRD QUARTER 2009 TO US$42.3 MILLION IN THIRD QUARTER 2010; AS WELL AS HIGHER REVENUES FROM EUROPE. THESE FAVORABLE EFFECTS WERE PARTIALLY OFFSET BY LOWER PROGRAMMING SALES IN LATIN AMERICA AS WELL AS A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES.

THIRD-QUARTER OPERATING SEGMENT INCOME DECREASED 12.3% TO PS.371.2 MILLION COMPARED WITH PS.423.3 MILLION IN THIRD QUARTER 2009, THE MARGIN WAS 48.1%. THESE RESULTS REFLECT MAINLY HIGHER AMORTIZATION OF CO-PRODUCED PROGRAMMING, PAYMENT OF ROYALTIES, AND COLLABORATION ON PRODUCTIONS IN ASIA AND AFRICA.

PUBLISHING

THIRD-QUARTER SALES DECREASED MARGINALLY BY 0.9% TO PS.787.7 MILLION COMPARED WITH PS.795 MILLION IN THIRD QUARTER 2009. THE DECREASE WAS DRIVEN PRIMARILY BY LOWER CIRCULATION REVENUES ABROAD AND IN MEXICO AS A RESULT OF OUR RESTRUCTURING OF THE BUSINESS AND, TO A LESSER EXTENT, BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES, BOTH OFFSET BY HIGHER ADVERTISING REVENUES ABROAD.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 160.7% TO PS.91.5 MILLION COMPARED WITH PS.35.1 MILLION IN THIRD QUARTER 2009. THE MARGIN WAS 11.6%. THE IMPROVEMENT IN THE MARGINS WAS DRIVEN MAINLY BY LOWER PAPER AND PRINTING COSTS IN CONNECTION WITH THE RESTRUCTURING PROCESS, AS WELL AS A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS.

SKY

THIRD-QUARTER SALES INCREASED 15.5% TO PS.2,894.9 MILLION COMPARED WITH PS.2,507.4 MILLION IN THE SAME PERIOD OF 2009. THE GROWTH IS EXPLAINED PRINCIPALLY BY AN INCREASE IN THE SUBSCRIBER BASE IN MEXICO BY 926 THOUSAND SUBSCRIBERS DURING THE LAST TWELVE MONTHS. THE GROWTH IN MEXICO IS DRIVEN MAINLY BY THE SUCCESS OF SKY´S NEW LOW-COST OFFERINGS AND THE TRANSMISSION OF THE REMAINING EIGHT GAMES OF THE SOCCER WORLD CUP, THREE OF WHICH WERE EXCLUSIVE TO SKY. THESE RESULTS WERE PARTIALLY OFFSET BY A NEGATIVE TRANSLATION EFFECT ON SALES IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC, WHICH ARE DENOMINATED IN US DOLLARS. AS OF SEPTEMBER 30, 2010, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 2,753,047 (INCLUDING 149,057 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,816,359 (INCLUDING 139,819 COMMERCIAL SUBSCRIBERS) AS OF SEPTEMBER 30, 2009. THIS IS EQUIVALENT TO A GROWTH OF 51.6% YEAR OVER YEAR.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 29.3% TO PS.1,398.3 MILLION COMPARED WITH PS.1,081.7 MILLION IN THIRD QUARTER 2009, AND THE MARGIN REACHED 48.3%. THE IMPROVEMENT IN MARGINS RESULTS FROM HIGHER SALES AND THE ABSENCE THIS QUARTER OF THE COSTS ASSOCIATED WITH THE TRANSMISSION OF THE 2010 SOCCER WORLD CUP THAT WERE INCURRED IN THIRD QUARTER 2009.

CABLE AND TELECOM

THIRD-QUARTER SALES INCREASED 37.1% TO PS.3,002.5 MILLION COMPARED WITH PS.2,190.3 MILLION IN THE SAME PERIOD OF 2009. THIS INCREASE WAS ATTRIBUTABLE TO I) THE ADDITION OF APPROXIMATELY 385 THOUSAND RGUS IN CABLEVISIÓN AND CABLEMÁS DURING THE LAST TWELVE MONTHS, OF WHICH 68 THOUSAND WERE ADDED DURING THIRD QUARTER 2010; II) THE CONSOLIDATION OF TVI SINCE OCTOBER 1, 2009 WHICH GREW BY APPROXIMATELY 16 THOUSAND RGUS DURING THE QUARTER; AND III) THE INCREASE IN REVENUES IN BESTEL. CABLEVISIÓN, CABLEMÁS, AND BESTEL NET SALES INCREASED 17.3%, 12.9%, AND 23.4%, RESPECTIVELY.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR THREE OF OUR CABLE AND TELECOM SUBSIDIARIES AS OF SEPTEMBER 30, 2010:

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, BROADBAND AND VOICE AS OF SEPTEMBER 30, 2010, AMOUNTED TO 662,301, 290,101 AND 181,499, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND VOICE AS OF SEPTEMBER 30, 2010, AMOUNTED TO 963,662, 338,673 AND 187,732, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND VOICE AS OF SEPTEMBER 30, 2010, AMOUNTED TO 299,047, 140,911 AND 100,680, RESPECTIVELY.

THE RGUS OF CABLEVISIÓN, CABLEMÁS AND TVI AS OF SEPTEMBER 30, 2010, AMOUNTED TO 1,133,901, 1,490,067 AND 540,638, RESPECTIVELY.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 25.9% TO PS.946.5 MILLION COMPARED WITH PS.752 MILLION IN THIRD QUARTER 2009, AND THE MARGIN WAS 31.5%. EXCLUDING BESTEL, THE MARGIN FOR THE CABLE OPERATIONS ALONE WAS, IN THE AGGREGATE, 36.9%, COMPARED WITH 38.3% IN SECOND-QUARTER 2010. THESE RESULTS REFLECT HIGHER SALES AND A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS AND INCLUDE HIGHER COSTS AND EXPENSES RESULTING FROM THE CONSOLIDATION OF TVI AND THE COSTS INHERENT IN THE GROWTH IN THE SUBSCRIBER BASE.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR FOUR CABLE AND TELECOM SUBSIDIARIES FOR THE QUARTER:

THIRD-QUARTER REVENUES OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.992.3 MILLION, PS.1,018.1 MILLION, PS.481.6 MILLION AND PS.595.2 MILLION, RESPECTIVELY.

THIRD-QUARTER OPERATING SEGMENT INCOME OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.384.3 MILLION, PS.371.6 MILLION, PS.163.5 MILLION AND PS.60.8 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS OF PS.84.7 MILLION IN REVENUES AND PS.33.7 MILLION IN OPERATING SEGMENT INCOME, WHICH ARE CONSIDERED IN THE CONSOLIDATED RESULTS OF CABLE AND TELECOM.

OTHER BUSINESSES

THIRD-QUARTER SALES DECREASED 7.9% TO PS.981.1 MILLION COMPARED WITH PS.1,065.4 MILLION IN THIRD QUARTER 2009. THIS DECREASE IS EXPLAINED MAINLY BY LOWER SALES IN OUR FEATURE-FILM DISTRIBUTION BUSINESS DUE TO THE TERMINATION OF AN AGREEMENT WITH WARNER BROS. PICTURES IN DECEMBER 2009, PARTIALLY OFFSET BY HIGHER SALES IN OUR SOCCER, GAMING, AND RADIO BUSINESSES. OUR GAMING BUSINESS PERFORMED WELL DUE TO THE CONTINUED SUCCESS OF THE SOCCER-RELATED LOTTERY GAME LAUNCHED EARLY THIS YEAR AND THE RADIO BUSINESS CONTINUED TO BENEFIT FROM ADDITIONAL SOCCER WORLD CUP ADVERTISING REVENUES AS WELL AS AN INCREASE IN RATES.

THIRD-QUARTER OPERATING SEGMENT LOSS WAS PS.32.2 MILLION COMPARED WITH A PS.30.9 MILLION LOSS IN THIRD QUARTER 2009, REFLECTING PRINCIPALLY LOWER SALES IN OUR FEATURE-FILM DISTRIBUTION BUSINESS AND HIGHER COST OF SALES IN OUR SOCCER BUSINESS. THIS NEGATIVE EFFECT WAS PARTIALLY OFFSET BY LOWER COSTS OF SALES AND OPERATING EXPENSES MAINLY IN OUR FEATURE-FILM DISTRIBUTION AND PUBLISHING DISTRIBUTION BUSINESSES.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE THIRD QUARTER 2010 AND 2009, AMOUNTED TO PS.336.4 MILLION AND PS.323.9 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN THIRD QUARTER 2010 AND 2009 AMOUNTED TO PS.135.4 MILLION AND PS.106.5 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

NON-OPERATING RESULTS

OTHER INCOME, NET

OTHER INCOME, NET, AMOUNTED TO PS.311.7 MILLION FOR THIRD QUARTER 2010, COMPARED TO OTHER EXPENSE, NET, OF PS.61 MILLION FOR THIRD QUARTER 2009. THE VARIANCE OF PS.372.7 REFLECTED PRIMARILY A GAIN ON DISPOSITION OF SHARES OF ASSOCIATES, VOLARIS, IN THIRD QUARTER 2010, WHICH EFFECT WAS PARTIALLY OFFSET BY AN INCREASE IN OTHER EXPENSE RELATED TO FINANCIAL ADVISORY AND PROFESSIONAL SERVICES, DONATIONS AND LOSS ON DISPOSITION OF FIXED ASSETS.

IN JULY 2010, WE SOLD OUR 25% INTEREST IN VOLARIS, A LOW-COST CARRIER AIRLINE, FOR A TOTAL CASH CONSIDERATION OF US$80.6 MILLION. SINCE OUR FIRST INVESTMENT IN THIS ASSOCIATE IN OCTOBER 2004, WE MADE EQUITY INVESTMENTS IN VOLARIS FOR AN AGGREGATE AMOUNT OF US$49.5 MILLION.

INTEGRAL COST OF FINANCING

THE NET EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING INCREASED BY PS.133.5 MILLION, OR 25.8%, TO PS.650.2 MILLION FOR THIRD QUARTER 2010 FROM PS.516.7 MILLION FOR THIRD QUARTER 2009. THIS INCREASE REFLECTED I) A PS.199 MILLION INCREASE IN INTEREST EXPENSE, DUE PRIMARILY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF LONG-TERM DEBT IN THIRD QUARTER 2010; II) A PS.10.3 MILLION INCREASE IN INTEREST INCOME EXPLAINED PRIMARILY BY A HIGHER AVERAGE AMOUNT OF CASH EQUIVALENTS AND TEMPORARY INVESTMENTS IN THIRD QUARTER 2010, WHICH EFFECT WAS PARTIALLY OFFSET BY A REDUCTION OF INTEREST RATES APPLICABLE TO CASH EQUIVALENTS AND TEMPORARY INVESTMENTS IN THE SAME PERIOD; AND III) A PS.55.2 MILLION INCREASE IN NET FOREIGN-EXCHANGE GAIN RESULTING MAINLY FROM A 2% APPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR DURING THIRD QUARTER 2010.

EQUITY IN LOSSES OF AFFILIATES, NET

EQUITY IN LOSSES OF AFFILIATES, NET, DECREASED BY PS.21.3 MILLION, OR 15%, TO PS.120.7 MILLION IN THIRD QUARTER 2010 COMPARED WITH PS.142 MILLION IN THIRD QUARTER 2009. THIS DECREASE REFLECTED MAINLY A REDUCTION IN EQUITY IN LOSS OF LA SEXTA, OUR 40.5% INTEREST IN A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, WHICH EFFECT WAS PARTIALLY OFFSET BY THE ABSENCE OF EQUITY IN EARNINGS OF  I) VOLARIS, OUR 25% INTEREST IN A LOW-COST CARRIER AIRLINE, WHICH WAS DISPOSED OF BY US IN JULY 2010; AND II) TVI, OUR 50% INTEREST IN A TELECOMMUNICATIONS COMPANY OFFERING PAY TELEVISION, DATA AND VOICE SERVICES IN THE METROPOLITAN AREA OF THE CITY OF MONTERREY AND OTHER AREAS IN NORTHERN MEXICO, THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF WHICH WE BEGAN CONSOLIDATING IN OUR CONSOLIDATED FINANCIAL STATEMENTS EFFECTIVE OCTOBER 1, 2009.

INCOME TAXES

INCOME TAXES INCREASED BY PS.326.8 MILLION, OR 36%, TO PS.1,233.6 MILLION IN THIRD QUARTER 2010 FROM PS.906.8 MILLION IN THIRD QUARTER 2009. THIS INCREASE REFLECTED A HIGHER EFFECTIVE INCOME TAX RATE AS WELL AS A HIGHER CORPORATE INCOME TAX BASE.

NON-CONTROLLING INTEREST NET INCOME

NON-CONTROLLING INTEREST NET INCOME DECREASED BY PS.91.6 MILLION, OR 25.8%, TO PS.263.5 MILLION IN THIRD QUARTER 2010, FROM PS.355.1 MILLION IN THIRD QUARTER 2009. THIS DECREASE REFLECTED ESSENTIALLY A LOWER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO NON-CONTROLLING STOCKHOLDERS IN OUR CABLE AND TELECOM SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING THIRD-QUARTER 2010, WE INVESTED APPROXIMATELY US$186.1 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$86.3 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$75.8 MILLION FOR OUR SKY SEGMENT, AND US$24 MILLION FOR OUR TELEVISION BROADCASTING SEGMENT AND OTHER BUSINESSES. DURING THIRD QUARTER 2010, WE DID NOT MAKE ANY CAPITAL CONTRIBUTION OR LOANS IN CONNECTION WITH OUR 40.5% INTEREST IN LA SEXTA.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT DURING THE QUARTER IN OUR CABLE AND TELECOM SEGMENT INCLUDED APPROXIMATELY US$36.9 MILLION FOR CABLEVISIÓN, US$31.5 MILLION FOR CABLEMÁS, US$12.5 MILLION IN TVI, AND US$5.4 MILLION FOR BESTEL.

DEBT AND CAPITAL LEASE OBLIGATIONS

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.41,821.1 MILLION AND PS.43,416.2 MILLION AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009, RESPECTIVELY, WHICH INCLUDED A SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.1,927.4 MILLION AND PS.1,433.0 MILLION, RESPECTIVELY.

ADDITIONALLY, WE HAD CAPITAL LEASE OBLIGATION IN THE AMOUNT OF PS.704.8 MILLION AND PS.1,401.8 MILLION AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.280.2 MILLION AND PS.235.3 MILLION, RESPECTIVELY.

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009, OUR CONSOLIDATED NET DEBT POSITION (CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS LESS TOTAL DEBT) WAS PS.1,163.4 MILLION AND PS.576.3 MILLION, RESPECTIVELY. THE AGGREGATE AMOUNT OF NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AMOUNTED TO PS.3,957.6 MILLION AND PS.3,996.1 MILLION, RESPECTIVELY.

ON OCTOBER 12, 2010, WE ANNOUNCED THE OFFER OF 7.38% NOTES (CERTIFICADOS BURSÁTILES) IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION DUE 2020, THROUGH THE MEXICAN STOCK EXCHANGE (BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.). WE INTEND TO USE THE NET PROCEEDS FROM THIS OFFER TO STRENGTHEN OUR FINANCIAL POSITION.

SHARES REPURCHASED AND OUTSTANDING

DURING THIRD QUARTER 2010, WE REPURCHASED 10.7 MILLION CPOS IN THE AGGREGATE AMOUNT OF PS.519.2 MILLION.

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009, OUR SHARES OUTSTANDING AMOUNTED TO 325,571.4 MILLION AND 327,230.6 MILLION SHARES, RESPECTIVELY; AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,782.7 MILLION AND 2,796.8 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES BY 117.

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 556.5 MILLION AND 559.4 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN THIRD QUARTER 2010, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 69%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 66.8%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 69.3%.

OTHER RELEVANT INFORMATION

ON OCTOBER 5, 2010, WE ANNOUNCED AN AGREEMENT WITH UNIVISION. FOR FURTHER INFORMATION, PLEASE REFER TO THE PRESS RELEASE “GRUPO TELEVISA AND UNIVISION TO EXPAND STRATEGIC RELATIONSHIP IN THE US” AVAILABLE AT:
HTTP://I.ESMAS.COM/DOCUMENTO/0/000/002/041/UNIVISION_TELEVISA_PRESS_RELEASE_FINAL.PDF

ON OCTOBER 18, 2010, WE ANNOUNCED THE TERMINATION OF THE INVESTMENT AGREEMENT IN NEXTEL MEXICO. FOR FURTHER INFORMATION, PLEASE REFER TO THE PRESS RELEASE “TELEVISA AND NII HOLDINGS MUTUALLY AGREE TO TERMINATE INVESTMENT AGREEMENT” AVAILABLE AT:
HTTP://I.ESMAS.COM/DOCUMENTO/0/000/002/041/NII_TV_DEAL_101017_FINAL.PDF

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.            ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELY, THE "GROUP"), AS OF SEPTEMBER 30, 2010 AND 2009, AND FOR THE NINE MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2009, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010.

EFFECTIVE OCTOBER 1, 2009, THE GROUP BEGAN CONSOLIDATING THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF TELEVISIÓN INTERNACIONAL, S.A. DE C.V. AND SUBSIDIARIES (COLLECTIVELY, “TVI”) IN ITS CONSOLIDATED FINANCIAL STATEMENTS. BEFORE THAT DATE, THE GROUP ACCOUNTED FOR ITS INVESTMENT IN TVI BY APPLYING THE EQUITY METHOD.

2.            PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF SEPTEMBER 30 CONSISTED OF:

	2010		2009
BUILDINGS	Ps.	9,421,014	Ps.	9,231,803
BUILDING IMPROVEMENTS		1,688,870		1,684,389
TECHNICAL EQUIPMENT		42,581,820		36,083,496
SATELLITE TRANSPONDERS		3,593,873		1,789,890
FURNITURE AND FIXTURES		859,747		760,242
TRANSPORTATION EQUIPMENT		2,454,046		1,662,138
COMPUTER EQUIPMENT		3,469,405		2,350,339
LEASEHOLD IMPROVEMENTS		1,348,121		1,269,334
		65,416,896		54,831,631
ACCUMULATED DEPRECIATION		(35,011,844)		(30,314,584)
		30,405,052		24,517,047
LAND		4,651,788		4,625,865
CONSTRUCTION AND PROJECTS IN PROGRESS		2,385,158		2,093,973
	Ps.	37,441,998	Ps.	31,236,885

    DEPRECIATION CHARGED TO INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009 WAS PS.3,986,784 AND PS.3,210,954, RESPECTIVELY.

3.           LONG-TERM DEBT SECURITIES:

    AS OF SEPTEMBER 30, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2010				2009
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS			MEXICAN PESOS		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
8.0% SENIOR NOTES DUE 2011 (A)	U.S.$	71,951	Ps.	907,388	U.S.$	71,951	Ps.	971,410
6.0% SENIOR NOTES DUE 2018 (A)		500,000		6,305,600		500,000		6,750,500
6.625% SENIOR NOTES DUE 2025 (A)		600,000		7,566,720		600,000		8,100,600
8.5% SENIOR NOTES DUE 2032 (A)		300,000		3,783,360		300,000		4,050,300
8.49% SENIOR NOTES DUE 2037 (A)		-		4,500,000		-		4,500,000
9.375% SENIOR GUARANTEED NOTES DUE 2015 (B)		174,700		2,203,177		174,700		2,358,625
6.625% SENIOR NOTES DUE 2040 (A)		600,000		7,566,720		-		-
	U.S.$	2,246,651	Ps.	32,832,965	U.S.$	1,646,651	Ps.	26,731,435

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2011, 2018, 2025, 2032, 2037 AND 2040, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.31%, 6.97%, 8.94%, 8.93% AND 6.97% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037 AND 2040, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. ALL OF THESE SENIOR NOTES DUE 2011, 2018, 2025, 2032, 2037 AND 2040 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)
THESE SENIOR GUARANTEED NOTES ARE UNSECURED OBLIGATIONS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES AND ARE GUARANTEED BY SUCH RESTRICTED SUBSIDIARIES, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE SECURED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES TO THE EXTENT OF THE VALUE OF THE ASSETS SECURING SUCH INDEBTEDNESS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.858%, AND IS PAYABLE SEMI-ANNUALLY. CABLEMÁS MAY REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, BEFORE NOVEMBER 15, 2010, AT THE PRINCIPAL AMOUNT PLUS A PREMIUM PLUS ACCRUED AND UNPAID INTEREST, AND ON OR AFTER NOVEMBER 15, 2010, AT REDEMPTION PRICES FROM 104.688% TO 101.563% BETWEEN NOVEMBER 15, 2010 THROUGH NOVEMBER 14, 2013, OR 100% COMMENCING ON NOVEMBER 15, 2013, PLUS ACCRUED AND UNPAID INTEREST. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS RELATING TO CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, INCLUDING COVENANTS WITH RESPECT TO LIMITATIONS ON INDEBTEDNESS, PAYMENTS, DIVIDENDS, INVESTMENTS, SALE OF ASSETS, AND CERTAIN MERGERS AND CONSOLIDATIONS.

4.           CONTINGENCIES:

ON JANUARY 22, 2009, THE COMPANY AND UNIVISION COMMUNICATIONS INC. (“UNIVISION”) ANNOUNCED AN AMENDMENT TO THE PROGRAM LICENSE AGREEMENT (“PLA”) BETWEEN TELEVISA, S.A. DE C.V. (“TELEVISA”) AND UNIVISION. IN CONNECTION WITH THIS AMENDMENT AND IN RETURN FOR CERTAIN OTHER CONSIDERATION, TELEVISA AND UNIVISION AGREED TO DISMISS CERTAIN CLAIMS THAT WERE PENDING IN A DISTRICT COURT ACTION IN LOS ANGELES, CALIFORNIA, WITH THE EXCEPTION OF A COUNTERCLAIM FILED BY UNIVISION IN OCTOBER 2006, WHEREBY IT SOUGHT A JUDICIAL DECLARATION THAT ON OR AFTER  DECEMBER 19, 2006, PURSUANT TO THE PLA, TELEVISA MAY NOT TRANSMIT OR PERMIT OTHERS TO TRANSMIT ANY TELEVISION PROGRAMMING INTO THE UNITED STATES BY MEANS OF THE INTERNET (THE “UNIVISION INTERNET COUNTERCLAIM”).

THE UNIVISION INTERNET COUNTERCLAIM WAS TRIED IN A NON-JURY TRIAL BEFORE A U.S. JUDGE (THE “JUDGE”). IN AUGUST 2009, THE JUDGE HELD: “UNDER THE 2001 PLA BETWEEN UNIVISION AND TELEVISA, TELEVISA IS PROHIBITED FROM MAKING PROGRAMS, AS THAT TERM IS DEFINED IN THE PLA, AVAILABLE TO VIEWERS IN THE UNITED STATES VIA THE INTERNET.” TELEVISA IS IN THE PROCESS OF APPEALING THIS JUDGMENT. THE JUDGE’S RULING DOES NOT GRANT UNIVISION THE RIGHT TO DISTRIBUTE TELEVISA’S CONTENT OVER THE INTERNET, AND THIS DECISION HAS NO EFFECT ON THE GROUP’S CURRENT BUSINESS AS THE GROUP DOES NOT DERIVE ANY REVENUES FROM THE TRANSMISSION OF VIDEO CONTENT OVER THE INTERNET IN THE UNITED STATES.

IN OCTOBER 2010, THE COMPANY AND UNIVISION ANNOUNCED AN AGREEMENT IN WHICH THE COMPANY WILL MAKE A SUBSTANTIAL INVESTMENT IN UNIVISION AND THE PLA BETWEEN THE TWO COMPANIES WILL BE AMENDED AND EXTENDED AND AS A RESULT, UPON CLOSING, THE INTERNET COUNTERCLAIM AND THE APPEAL WILL BE DISMISSED (SEE NOTE 15).

GENERALLY THERE ARE OTHER LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE COMPANY, WHICH ARE FILED AGAINST THE COMPANY IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, AT THIS TIME, NONE OF THESE ACTIONS ARE EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY’S FINANCIAL POSITION OR RESULTS OF OPERATIONS; HOWEVER WE ARE UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS.

5.           STOCKHOLDERS' EQUITY:

    THE CONTROLLING INTEREST STOCKHOLDERS' EQUITY AS OF SEPTEMBER 30 IS ANALYZED AS FOLLOWS:

		2010(A)		2009(A)
CAPITAL STOCK ISSUED	Ps.	10,019,859	Ps.	10,019,859
ADDITIONAL PAID-IN CAPITAL		4,547,944		4,547,944
LEGAL RESERVE		2,135,423		2,135,423
UNAPPROPRIATED EARNINGS		23,273,188		21,672,129
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES		4,221,909		4,194,289
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET		(958,572)		(927,301)
NET INCOME FOR THE PERIOD		5,058,894		4,819,006
SHARES REPURCHASED		(5,893,270)		(4,561,185)
TOTAL CONTROLLING INTEREST STOCKHOLDERS’ EQUITY	Ps.	42,405,375	Ps.	41,900,164

(A) A RESTATEMENT FOR INFLATION EFFECTS WAS RECOGNIZED BY THE COMPANY THROUGH DECEMBER 31, 2007, IN ACCORDANCE WITH MEXICAN FRS. THE NOMINAL AMOUNT OF THE CAPITAL STOCK ISSUED AS OF SEPTEMBER 30, 2010 AND 2009 WAS PS.2,368,792.

IN APRIL 2009, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.5,204,575, WHICH CONSISTED OF PS.1.75 PER CPO AND PS.0.014957264957 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2009 IN THE AGGREGATE AMOUNT OF PS.5,183,020; AND (II) THE CANCELLATION OF APPROXIMATELY 1,421.2 MILLION SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 12.1 MILLLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2008.

IN DECEMBER 2009, THE COMPANY’S STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.4,000,000, WHICH CONSISTED OF PS.1.35 PER CPO AND PS.0.011538461538 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN DECEMBER 2009 IN THE AGGREGATE AMOUNT OF PS.3,980,837.

    AS OF SEPTEMBER 30, 2010, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	119,879,076,425	8,703,625,810	111,175,450,615
SERIES “B” SHARES	55,995,375,176	4,726,739,187	51,268,635,989
SERIES “D” SHARES	85,333,686,865	3,770,006,014	81,563,680,851
SERIES “L” SHARES	85,333,686,865	3,770,006,014	81,563,680,851
	346,541,825,331	20,970,377,025	325,571,448,306

THE COMPANY’S SHARES REPURCHASED BY THE COMPANY, AND THE COMPANY’S SHARES HELD BY A TRUST IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN, ARE PRESENTED AS A CHARGE TO THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY AS OF SEPTEMBER 30, 2010,  AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	3,991,735,800	-	3,991,735,800	PS.	1,709,437
HELD BY A COMPANY’S SUBSIDIARY TRUST (2)	3,072,613,869	537,563,559	3,610,177,428	926,282
HELD BY A COMPANY’S TRUST (3)	5,538,241,683	7,830,222,114	13,368,463,797	3,109,902
ADVANCES FOR ACQUISITION OF SHARES (4)	-	-	-	147,649
	12,602,591,352	8,367,785,673	20,970,377,025	PS.	5,893,270

(1)	DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2010, THE COMPANY REPURCHASED 2,438,233,200 SHARES IN THE FORM OF 20,839,600 CPOS, IN THE AGGREGATE AMOUNT OF PS.1,004,369.
(2)	IN THE SECOND QUARTER 2009, THIS SPECIAL PURPOSE TRUST WAS DESIGNATED, TOGETHER WITH ALL OF ITS REMAINING COMPANY SHARES, AS AN ADDITIONAL TRUST FOR THE COMPANY’S LONG-TERM RETENTION PLAN.
(3)
IN JANUARY 2010, THIS TRUST RELEASED 1,608,102,171 SHARES IN THE FORM OF 13,744,463 CPOS IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN, IN THE AMOUNT OF PS.88,652. DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2010,  THIS TRUST ACQUIRED 829,050,300 COMPANY SHARES IN THE FORM OF 7,085,900 CPOS, IN THE AMOUNT OF PS.355,357.

(4)	IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN.

    THE GROUP ACCRUED IN THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.353,468 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE (SEE NOTE 11).

6.           REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES WAS OUTSTANDING AS OF SEPTEMBER 30, 2010.

IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.           INTEGRAL RESULT OF FINANCING:

    INTEGRAL RESULT OF FINANCING FOR THE NINE MONTHS ENDED SEPTEMBER 30 CONSISTED OF:

	2010		2009
INTEREST EXPENSE (1)	Ps.	2,690,267	Ps.	2,339,897
INTEREST INCOME		(741,535)		(781,002)
FOREIGN EXCHANGE LOSS, NET (2)		375,646		497,488
	Ps.	2,324,378	Ps.	2,056,383

(1)	INTEREST EXPENSE INCLUDES IN 2010 AND 2009 A NET LOSS FROM RELATED DERIVATIVE CONTRACTS OF PS.219,968 AND PS.90,903, RESPECTIVELY.
(2)	FOREIGN EXCHANGE LOSS, NET, INCLUDES IN 2010 AND 2009 A NET LOSS FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.278,660 AND PS.386,396, RESPECTIVELY.

8.           DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF SEPTEMBER 30 WAS DERIVED FROM:

	2010		2009
ASSETS:
ACCRUED LIABILITIES	Ps.	917,545	Ps.	750,317
GOODWILL		1,396,040		1,062,680
TAX LOSS CARRYFORWARDS		897,152		805,779
ALLOWANCE FOR DOUBTFUL ACCOUNTS		423,355		342,184
CUSTOMER ADVANCES		824,047		770,480
OTHER ITEMS		451,220		240,571
		4,909,359		3,972,011
LIABILITIES:
INVENTORIES		(430,752)		(177,724)
PROPERTY, PLANT AND EQUIPMENT, NET		(1,381,304)		(1,478,280)
OTHER ITEMS		(1,635,231)		(1,567,534)
TAX LOSSES OF SUBSIDIARIES, NET		(49,862)		(465,294)
		(3,497,149)		(3,688,832)
DEFERRED INCOME TAX OF MEXICAN COMPANIES		1,412,210		283,179
DEFERRED TAX OF FOREIGN SUBSIDIARIES		160,462		(111,937)
ASSETS TAX		925,496		891,094
VALUATION ALLOWANCE		(3,826,622)		(3,386,861)
FLAT RATE BUSINESS TAX		23,097		40,095
DIVIDENDS DISTRIBUTED AMONG GROUP’S ENTITIES		(471,691)		-
DEFERRED TAX LIABILITY	Ps.	(1,777,048)	Ps.	(2,284,430)

DEFERRED TAX LIABILITY CURRENT PORTION	Ps.	(183,093)	Ps.
DEFERRED TAX LIABILITY LONG-TERM		(1,593,955)		(2,284,430)
	Ps.	(1,777,048)	Ps.	(2,284,430)

9.           DISCONTINUED OPERATIONS:

    NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15, IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL, WERE RECOGNIZED IN INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009.

10.           QUARTERLY NET RESULTS:

    THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED SEPTEMBER 30, 2010 ARE AS FOLLOWS:

QUARTER	ACCUMULATED	QUARTER

4 / 09	Ps. 6,007,143	Ps. 1,188,137
1 / 10	1,059,380	1,059,380
2 / 10	2,863,681	1,804,301
3 / 10	5,058,894	2,195,213

11.           INFORMATION BY SEGMENTS:

    INFORMATION BY SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009 IS AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT INCOME (LOSS)
2010:
TELEVISION BROADCASTING	Ps.	15,860,652	Ps.	306,683	Ps.	15,553,969	Ps.	7,276,098
PAY TELEVISION NETWORKS		2,288,168		413,123		1,875,045		1,107,864
PROGRAMMING EXPORTS		2,064,615		5,019		2,059,596		959,732
PUBLISHING		2,285,186		51,283		2,233,903		249,073
SKY		8,373,426		19,807		8,353,619		3,800,603
CABLE AND TELECOM		8,642,958		46,135		8,596,823		2,813,185
OTHER BUSINESSES		2,768,735		75,921		2,692,814		(76,965)
SEGMENTS TOTALS		42,283,740		917,971		41,365,769		16,129,590
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(917,971)		(917,971)		-		(577,570)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(4,640,234)
CONSOLIDATED TOTAL	Ps.	41,365,769	Ps.	-	Ps.	41,365,769	Ps.	10,911,786	(1)

2009:
TELEVISION BROADCASTING	Ps.	14,815,147	Ps.	12,120	Ps.	14,803,027	Ps.	6,978,868
PAY TELEVISION NETWORKS		1,994,809		746,918		1,247,891		1,257,363
PROGRAMMING EXPORTS		2,080,567		8,208		2,072,359		1,058,113
PUBLISHING		2,410,737		4,281		2,406,456		189,616
SKY		7,367,753		3,643		7,364,110		3,334,525
CABLE AND TELECOM		6,586,774		47,926		6,538,848		2,184,826
OTHER BUSINESSES		2,811,904		55,528		2,756,376		(99,851)
SEGMENT TOTALS		38,067,691		878,624		37,189,067		14,903,460
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(878,624)		(878,624)		-		(484,457)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(3,557,255)
CONSOLIDATED TOTAL	Ps.	37,189,067	Ps.	-	Ps.	37,189,067	Ps.	10,861,748	(1)

(1)	CONSOLIDATED TOTALS REPRESENT CONSOLIDATED OPERATING INCOME.

12.           INVESTMENTS:

    IN THE NINE MONTHS ENDED SEPTEMBER 30, 2010, THE GROUP MADE LOANS IN CONNECTION WITH ITS 40.5% INTEREST IN LA SEXTA IN THE AGGREGATE AMOUNT OF €21.5 MILLION (PS.366,718).

    IN JULY 2010, THE GROUP SOLD ITS 25% INTEREST IN VOLARIS FOR A TOTAL CONSIDERATION OF U.S.$80.6 MILLION (PS.1,042,836). THE GROUP’S TOTAL CAPITAL CONTRIBUTIONS MADE IN VOLARIS SINCE OCTOBER 2005 AMOUNTED TO U.S.$49.5 MILLION (PS.574,884).

13.           OTHER STOCKHOLDER'S TRANSACTIONS:

IN FEBRUARY 2009, THE GROUP’S CONTROLLING INTEREST IN THE OUTSTANDING EQUITY OF CABLEMÁS INCREASED FROM 54.5% TO 58.3%, AS A RESULT OF A CAPITAL CONTRIBUTION MADE BY A COMPANY’S SUBSIDIARY AND THE DILUTION OF THE NON-CONTROLLING INTEREST IN CABLEMÁS.

IN APRIL 2009, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF Ps.2,000,000, OF WHICH PS.826,669 WAS PAID TO ITS NON-CONTROLLING EQUITY OWNERS.

IN JUNE 2009, THE STOCKHOLDERS OF EMPRESAS CABLEVISIÓN, S.A.B. DE C.V. MADE A CAPITAL CONTRIBUTION IN CASH TO INCREASE THE CAPITAL STOCK OF THIS COMPANY’S SUBSIDIARY IN THE AGGREGATE AMOUNT OF PS.3,699,652, OF WHICH PS.1,811,800 WAS CONTRIBUTED BY NON-CONTROLLING STOCKHOLDERS.

IN NOVEMBER 2009, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF Ps.750,000, OF WHICH PS.310,000 WAS PAID TO ITS NON-CONTROLLING EQUITY OWNERS.

    IN FEBRUARY 2010, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF PS.500,000 OF WHICH PS.206,667 WAS PAID TO ITS NON-CONTROLLING EQUITY OWNERS.

14.           FINANCING TRANSACTIONS:

IN MARCH 2009, THE COMPANY ENTERED INTO A PURCHASE AGREEMENT WITH THE HOLDER OF A U.S.$80 MILLION NON-INTEREST BEARING PROMISSORY NOTE PAYABLE ISSUED BY A COMPANY’S SUBSIDIARY WITH A MATURITY IN AUGUST 2009.

IN MAY 2009, THE COMPANY REPAID A BANK LOAN AT ITS MATURITY IN THE PRINCIPAL AMOUNT OF PS.1,162,460.

IN NOVEMBER 2009, THE COMPANY ISSUED 6.625% SENIOR NOTES DUE 2040 IN THE PRINCIPAL AMOUNT OF U.S.$600 MILLION (SEE NOTE 3).

IN APRIL 2010, THE COMPANY REPAID AT ITS MATURITY A PORTION OF A BANK LOAN IN THE PRINCIPAL AMOUNT OF PS.500,000.

IN THE THIRD QUARTER OF 2010 A SUBSIDIARY OF THE COMPANY ENTERED INTO A SHORT-TERM LOAN WITH A MEXICAN FINANCIAL INSTITUTION IN THE PRINCIPAL AMOUNT OF PS.150,000, AND PREPAID A BANK LOAN IN THE PRINCIPAL AMOUNT OF PS.50,000.

ON OCTOBER 12, 2010, THE COMPANY ANNOUNCED THE OFFER OF PS.10,000 MILLION AGGREGATE PRINCIPAL AMOUNT OF 7.38% NOTES (CERTIFICADOS BURSÁTILES) DUE 2020, THROUGH THE MEXICAN STOCK EXCHANGE (BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.). THE COMPANY INTENDS TO USE THE NET PROCEEDS TO STRENGTHEN ITS FINANCIAL POSITION.

15.           OTHER TRANSACTIONS:

ON FEBRUARY 15, 2010, THE COMPANY AND NII HOLDINGS, INC. ANNOUNCED THAT THEY SIGNED AN AGREEMENT UNDER WHICH, AMONG OTHER TRANSACTIONS, THE GROUP WILL INVEST U.S.$1,440 MILLION IN CASH FOR A 30% EQUITY STAKE IN COMUNICACIONES NEXTEL DE MÉXICO, S.A. DE C.V. (“NEXTEL MEXICO”), AS FOLLOWS: U.S.$1,140 MILLION IN 2010 AND THE REMAINING INVESTMENT IN THREE EQUAL ANNUAL INSTALLMENTS. THE GROUP’S INVESTMENT AND OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT ARE CONDITIONED UPON NEXTEL MEXICO AND THE GROUP CONSORTIUM BEING AWARDED LICENSES TO USE SPECIFIED AMOUNTS OF SPECTRUM IN THE UPCOMING SPECTRUM AUCTIONS IN MEXICO, AND OTHER CUSTOMARY CLOSING CONDITIONS. ON OCTOBER 18, 2010, THE COMPANY AND NII HOLDINGS, INC. ANNOUNCED THAT THEY HAVE MUTUALLY AGREED TO TERMINATE THIS AGREEMENT.

IN MARCH 2010, SKY REACHED AN AGREEMENT WITH A SUBSIDIARY OF INTELSAT, S.A. TO LEASE 24 TRANSPONDERS ON INTELSAT IS-21 SATELLITE WHICH WILL BE MAINLY USED FOR SIGNAL RECEPTION AND RETRANSMISSION SERVICES OVER THE SATELLITE’S ESTIMATED 15-YEAR SERVICE LIFE. IS-21 SATELLITE IS INTENDED TO REPLACE INTELSAT IS-9 AS SKY’S PRIMARY TRANSMISSION SATELLITE AND IS CURRENTLY EXPECTED TO START SERVICE IN THE FOURTH QUARTER OF 2012.

ON JUNE 9, 2010, THE MEXICAN COMMUNICATIONS AND TRANSPORTATION MINISTRY (“SECRETARÍA DE COMUNICACIONES Y TRANSPORTES”) GRANTED TO THE CONSORTIUM FORMED BY TELEFÓNICA MÓVILES DE MÉXICO, S.A. DE C.V. (“TELEFÓNICA”), THE GROUP AND MEGACABLE HOLDINGS, S.A.B. DE C.V. (“MEGACABLE”) A FAVORABLE AWARD IN THE BIDDING PROCESS FOR A 20-YEAR CONTRACT FOR THE LEASE OF A PAIR OF DARK FIBER WIRES HELD BY THE MEXICAN FEDERAL ELECTRICITY COMMISSION (“COMISIÓN FEDERAL DE ELECTRICIDAD”) OR “CFE”. THE CONSORTIUM, GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I. DE C.V., OR “GTAC”, IN WHICH A SUBSIDIARY OF TELEFÓNICA, A SUBSIDIARY OF THE COMPANY AND A SUBSIDIARY OF MEGACABLE HAVE AN EQUAL EQUITY PARTICIPATION, BECAME A BENEFICIARY OF A CONTRACT TO LEASE 19,457 KILOMETERS OF DARK FIBER-OPTIC CAPACITY FROM THE CFE, ALONG WITH THE CORRESPONDING CONCESSION TO OPERATE A PUBLIC TELECOMMUNICATIONS NETWORK. AS CONSIDERATION FOR THE CONTRACT, GTAC PAID PS.883,800. GTAC PLANS TO HAVE THE NETWORK READY TO OFFER COMMERCIAL SERVICES IN APPROXIMATELY 18 MONTHS.

ON OCTOBER 5, 2010, THE COMPANY AND UNIVISION ANNOUNCED AN AGREEMENT WHEREBY (I) THE COMPANY WILL INVEST U.S.$1,200 MILLION IN UNIVISION, AND CONTRIBUTE ITS 50% INTEREST IN TUTV, FOR A 5% EQUITY STAKE AND DEBENTURES CONVERTIBLE INTO AN ADDITIONAL 30% EQUITY STAKE OF UNIVISION, SUBJECT TO EXISTING LAWS AND REGULATIONS, AND WILL ALSO HAVE THE OPTION TO ACQUIRE AN ADDITIONAL 5% EQUITY STAKE IN UNIVISION WITHIN A CERTAIN PERIOD OF TIME; AND (II) THE PROGRAM LICENSE AGREEMENT (“PLA”) BETWEEN TELEVISA, S.A. DE C.V. AND UNIVISION WILL BE AMENDED AND ITS TERM EXTENDED FROM ITS CURRENT 2017 EXPIRATION DATE TO 2020, AND UPON SATISFYING CERTAIN CONDITIONS TO AT LEAST 2025. IN EXCHANGE FOR CERTAIN EXPANDED RIGHTS AND CONTENT, TELEVISA WILL RECEIVE AN INCREASED PERCENTAGE OF ROYALTIES FROM UNIVISION. THIS TRANSACTION, WHICH HAS BEEN APPROVED BY THE BOARD OF DIRECTORS OF BOTH COMPANIES, IS SUBJECT TO THE SATISFACTION OF CERTAIN CLOSING CONDITIONS, INCLUDING THE REFINANCING OF A PORTION OF UNIVISION’S OUTSTANDING DEBT, AND TO ANTITRUST CLEARANCE UNDER THE HART-SCOTT-RODINO ACT. SUBJECT TO FULFILLMENT OF THESE CONDITIONS, THE TRANSACTION IS EXPECTED TO CLOSE IN THE FIRST HALF OF 2011.

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   DECLARATION OF THE REGISTRANT´S OFFICERS RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION.  WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR IS UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO AZCÁRRAGA JEAN		/s/ SALVI FOLCH VIADERO
EMILIO AZCÁRRAGA JEAN		SALVI FOLCH VIADERO
PRESIDENT AND CHIEF EXECUTIVE		CHIEF FINANCIAL OFFICER
OFFICER

/s/ JOAQUIN BALCÁRCEL SANTA CRUZ
JOAQUIN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., OCTOBER 21, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 27, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President